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Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

        Subsidiaries of Chase Corporation as of August 31, 2003 are as follows:

Name	Jurisdiction of Incorporation
RWA, Inc.	Massachusetts
Sunburst Electronic Manufacturing Services, Inc.	Massachusetts
Northeast Quality Products, Inc.	Massachusetts
Chase Facile, Inc.	Massachusetts
Chase Export Corporation	Barbados, W.I.

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  Exhibit 21
SUBSIDIARIES OF THE REGISTRANT